Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-261436-06 and 333-261436

***PRICING DETAILS*** $1.75bln Honda Auto Receivables 2023-4 Owner Trust (HAROT 2023-4)

Joint Bookrunners : J.P. Morgan (struc), Citi, Mizuho, Societe Generale

Co-Managers : ANZ, BNY, ING, MUFG

TOTAL AVAIL
CL	AMT($MM)	AMT($MM)	WAL	MDY/F	P.WIN	E.FNL	L.FNL	BENCH	SPREAD	YLD%	CPN%	$PX
A-1	464.700	441.465	0.30	P-1/F1+	1-7	06/24	11/24	I-Curve	+18	5.680	5.680	100.00000
A-2	651.800	619.210	1.10	Aaa/AAA	7-19	06/25	06/26	I-Curve	+59	5.949	5.87	99.99227
A-3	651.800	619.210	2.46	Aaa/AAA	19-39	02/27	06/28	I-Curve	+83	5.745	5.67	99.98239
A-4	73.806	70.115	3.29	Aaa/AAA	39-39	02/27	02/30	I-Curve	+93	5.735	5.66	99.97641

Expected Settle : 11/08/23	Registration : SEC Registered
First Pay Date : 12/21/23	ERISA Eligible : Yes
Expected Ratings : Moody’s, Fitch	Px Speed : 1.30% ABS to 10% Clean-Up Call
Ticker : HAROT 2023-4	Min Denoms : $1k x $1k
Bill & Deliver : J.P. Morgan
Expected Pricing : PRICED	Available Information:
CUSIPs : A-1 438123AA9	* Prelim Prospectus : Attached
A-2 438123AB7	* Ratings FWP : Attached
A-3 438123AC5	* IntexNet/CDI : Separate Message
A-4 438123AD3

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.